Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Canada Limited	Nova Scotia, Canada
Greenline Financial Technologies, Inc.	Illinois